UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

CREDIT SUISSE GROUP AG
(Name of Issuer)
Shares par value CHF 0.04
(Title of Class of Securities)
225401108
(CUSIP Number)
July 31 , 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225401108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) HARRIS ASSOCIATES L P 04-3276558
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 184,651,263
(6) Shared Voting Power 0
(7) Sole Dispositive Power 266,447,635
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,447,635
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 10.1%
(12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 225401108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Harris Associates, Inc. 04-3276549
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 184,651,263
(6) Shared Voting Power 0
(7) Sole Dispositive Power 266,447,635
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 266,447,635
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 10.1%
(12)	Type of Reporting Person (See Instructions) CO

Item 1.
(a) Name of Issuer
CREDIT SUISSE GROUP AG
(b) Address of Issuer's Principal Executive Offices
Paradeplatz 8
Zurich, Switzerland, 8001

Item 2.
(a) Name of Person Filing
Harris Associates L.P. ("Harris")
Harris Associates, Inc. ("General Partner")

** Harris Associates, Inc., for itself and as General Partner
(b) Address of Principal Business Office or, if none, Residence
111 South Wacker Drive Suite 4600, Chicago, IL 60606
(c) Citizenship
See Item 4 on the cover page(s) hereto.
(d) Title of Class of Securities
Shares par value CHF 0.04
(e) CUSIP Number
225401108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[ x ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the shares specified in Item 9 on the cover page(s) hereto. Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.
(b) Percent of class:
See Item 11 on the cover page(s) hereto.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote
See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 10, 2022
Harris Associates, Inc.
By:	/s/ Rana J. Wright

Name: Rana J. Wright
Title: Chief Administrative Officer, General Counsel and Secretary